SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
 the Securities Exchange Act of 1934
For the month of April 2017

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Delivery of Two VLCCs under Vessel Acquisition Agreement with BW Group Limited and New Credit Facilities

On April 24, 2017, DHT Holdings, Inc. (the “Company” or “DHT”) announced that it had taken delivery of the DHT Opal and the DHT Raven from BW Group Limited (“BW”), pursuant to the Vessel Acquisition Agreement, dated as of March 23, 2017 (the “Vessel Acquisition Agreement”), between the Company and BW, previously filed as Exhibit 10.1 to the Company’s Current Report on Form 6-K dated March 24, 2017, in exchange for the consideration specified in the Vessel Acquisition Agreement.  DHT has now taken delivery of three of the very large crude carriers (“VLCCs”) the Company agreed to acquire from BW.  A copy of the press release issued by the Company announcing the delivery of the DHT Opal and the DHT Raven is attached as Exhibit 99.1 and incorporated by reference to this report.

DHT funded the cash portion of the consideration for the two VLCC acquisitions, in an aggregate amount equal to $47,204,805.50, by drawing upon the newly established $300 million senior secured term loan facility and revolving credit facility, dated April 20, 2017 (the “Credit Agreement”), for the companies listed in the schedules thereto, as joint and several borrowers, with DHT, as guarantor, arranged by Nordea Bank AB, ABN AMRO Bank and DNB Bank ASA and the financial institutions listed in the schedules thereto, as lenders,  immediately prior to the delivery of the two VLCCs.  Maximum availability under the Credit Agreement is $300 million, which the Company intends to use primarily to finance the acquisitions under the Vessel Acquisition Agreement and for general corporate purposes. Borrowings are expected to bear interest at a rate equal to LIBOR plus 2.40%.  To the extent used to fund a vessel acquisition, borrowings will be secured by customary ship mortgages on the applicable acquired vessels (including the mortgages on the DHT Opal and the DHT Raven).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 24, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: April 24, 2017	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer